[Translation]
February 1, 2010
To Whom It May Concern:
Company Name: Daihatsu Motor Co., Ltd.
Name and Title of Representative:
Teruyuki Minoura, President
(Code Number: 7262
The first sections of the Tokyo Stock Exchange and the Osaka Stock Exchange)
Name and Title of Contact Person:
Ryuichi Narano, General Manager, Finance, Accounting & Cost Management Division
Telephone Number: 072-754-3062
(The Parent Company of Daihatsu Motor Co., Ltd.)
Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)

Notice Concerning Amendments to the Forecasts for FY2010

Based on our recent business results, we, Daihatsu Motor Co., Ltd. (the “Company”), hereby amend, as below, our financial forecasts, announced on November 2, 2009.

1.	Amendments to the forecasts
Amendments to the unconsolidated financial forecasts for FY2010 (from April 1, 2009 to March 31, 2010)
				(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	1,100,000	8,000	10,000	6,000	14.06yen
New forecasts (B)	1,100,000	12,000	14,000	8,000	18.75yen
Amount changed (B - A)	―	4,000	4,000	2,000	―
% of change	―	50.0	40.0	33.3	―
(Reference) Actual results for FY2009	1,249,948	15,256	18,236	6,434	15.08yen

2.	Reasons for the amendments
The operating income, ordinary income and net income are expected to exceed the previously announced forecasts, due to factors such as the increase in sales of parts and components for overseas production and the effects of cost reduction efforts.

(Reference)
Amendments to the consolidated financial forecasts for FY2010 (from April 1, 2009 to March 31, 2010)
				(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	1,450,000	26,000	27,000	13,000	30.51yen
New forecasts (B)	1,500,000	31,000	32,000	15,000	35.20yen
Amount changed (B - A)	50,000	5,000	5,000	2,000	―
% of change	3.4	19.2	18.5	15.4	―
(Reference) Actual results for FY2009	1,631,395	38,191	39,455	22,074	51.80yen

[Note]
The forecasts stated above are based upon information that is currently in the Company’s possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial position to be materially different from the forecasts expressed or implied in this notice.